April 5, 2006

VIA EDGAR & FEDEX

Mr. Michael Fay
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC   20549-3561


Re:      The Topps Company, Inc.
         File No. 0-15817
         Form 10-K for the fiscal year ended February 26, 2005


Dear Mr. Fay:

On behalf of The Topps Company, Inc. (the "Company"), we are responding to the comments of the staff of the Securities and Exchange Commission pertaining to the Company's Form 10-K for the year ended February 26, 2005 (the "Form 10-K") as contained in your letter dated March 23, 2006 (the "Comment Letter").


Form 10-K for the fiscal year ended February 26, 2005
-----------------------------------------------------

Note 16:  Segment and Geographic Information

     1. We note your response to prior comment 7. Although we understand that you believe that disclosing product level revenue on a regular basis may put the Company at a significant disadvantage, the FASB considered this matter and decided that a competitive-harm exemption was inappropriate in its final deliberations of SFAS No. 131, as cited in paragraph 109-111 of the standard.

          Therefore,  we  continue  to  believe  that  the  amounts  of  revenue generated for each significant product should be disclosed in accordance with paragraph 37 of SFAF No. 131, especially in light of the erratic or unpredictable nature of the Entertainment reporting unit and the importance of understanding key trends and performance in major product groups. Please revise accordingly in future filings.

Response:
--------

In its future filings, the Company will disclose the amounts of revenue generated for each significant product or product line in accordance with paragraph 37 of SFAS No. 131.


Final Statement
---------------

The Company acknowledges responsibility for all information provided to the investment community in our public filings in general. We further acknowledge that comments from the SEC staff or changes to Company disclosures in response to SEC staff comments in the filings do not prevent the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Sincerely,



s/ Catherine Jessup
-------------------
Catherine Jessup
Vice President, CFO and Treasurer
The Topps Company, Inc.